U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

                                  (Check One):

[X] Form 10-K [] Form 20-F [] Form 11-K [ ] Form 10-Q [] Form N-SAR

For Period Ended: December 31, 1994

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         Nothing in this form shall be  construed  to imply that the  Commission has verified any information contained herein.

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     If the  notification  relates  to a portion of the  filing  checked  above,
identify    the    Item(s)    to   which   the    notification    relates:    NA

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PART 1 - REGISTRANT INFORMATION

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                             SBM Company
                             -----------
                             Full Name of Registrant

                             8400 Normandale Lake Boulevard, Suite 1150
                             ------------------------------------------
                             Address of Principal Executive Office
                             (Street and Number)

                             Minneapolis, MN 55437
                             ---------------------
                             City, State and Zip Code
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PART II - RULES 12b-25 (b) and (c)

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     [X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X] (b) The subject annual report on Form 10-K, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III - NARRATIVE

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The Company is in the process of selling substantially all of its business operations. This proposed transaction and other events pertaining to the Company's business in fiscal year 1994 have substantially delayed the Company's year-end reporting, including the preparation and completion of the Company's financial statements.

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PART IV - OTHER INFORMATION

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     (1) Name and  telephone  number  of  person  to  contact  in regard to this notification.

     Stewart D. Gregg               (612)             835-0097
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         (Name)                  (Area Code)      (Telephone Number)

         (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                                   [X] Yes [] No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                                  [X] Yes [ ] No

         If  so,  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company will report a net loss of ($3.6) million in 1994 compared to net earnings of $3.7 million in 1993. During 1994, the Company's life insurance subsidiary restructured its investment portfolio and recognized losses on security sales of approximately $6.2 million after taxes. In 1993, the life insurance subsidiary recognized gains on security sales of $2.5 million after taxes. Excluding security transactions in each year, the Company would have reported earnings of approximately $2.6 million in 1994 and $1.2 million in 1993, which reflect improved operating earnings in 1994.


                                  SBM Company
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                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: March 30, 1995                         By:________________________________
                                                /s/Edward L. Zeman

                                             Its: Vice President and Chief
                                                    Financial Officer